Exhibit 99.67

PRESS RELEASE

Not for distribution to U.S. news wire services or dissemination in the United States

NOUVEAU MONDE ANNOUNCES CLOSING OF OVERSUBSCRIBED BOUGHT DEAL PUBLIC OFFERING

MONTRÉAL, QUÉBEC, January 20, 2021 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Corporation”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce that it has closed its bought deal public offering of C$17 million (the “Public Offering”), which forms part of the previously announced C$20 million financing. The Corporation expects the previously-announced C$5 million private placement launched concurrently with the Public Offering to close in early February 2021.

The Public Offering was conducted on a bought deal basis through BMO Capital Markets as sole underwriter (“BMO”), by way of a prospectus supplement dated January 15, 2021 (the “Prospectus Supplement”) to the Corporation’s short form base shelf prospectus dated January 10, 2019 (the “Base Shelf Prospectus”).

Pursuant to the Public Offering, the Corporation issued a total of 11,896,750 Common Shares at a price of C$1.45 per Common Share (the “Offering Price”) for gross proceeds to the Corporation of C$17,250,287.50, which includes the exercise, in full, by BMO of the over-allotment option granted by the Corporation to purchase an additional 1,551,750 Common Shares at the Offering Price.

The net proceeds of the Public Offering will be used for the Bécancour value added graphite project development, the Matawinie mine and concentrator detailed engineering, as well as corporate general and administrative expenses.

In connection with the Public Offering, BMO received a cash commission of 6% of the gross proceeds of the Public Offering.

Under the Public Offering, Pallinghurst Graphite Limited (“Pallinghurst”) and Charles-Armand Turpin, insiders of the Corporation’s, purchased respectively 2,379,316 and 690,000 Common Shares, which constitutes “related parties transactions” within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) and TSXV Policy 5.9 – Protection of Minority Security Holders in Special Transactions. However, the directors of the Corporation who voted in favour of the Public Offering have determined that the exemptions from formal valuation and minority approval requirements provided for respectively under subsections 5.5(a) and 5.7(1)(a) of Regulation 61-101 can be relied on as neither the fair market value of the Common Shares issued to Pallinghurst and Charles-Armand Turpin nor the fair market value of the consideration paid exceed 25% of the Corporation’s market capitalization. None of the Corporation’s directors has expressed any contrary views or disagreements with respect to the foregoing.

A material change report in respect of these related parties transactions will be filed by the Corporation but could not be filed earlier than 21 days prior to the closing of the Public Offering due to the fact that the terms of the participation of each of the non-related parties and the related parties in the Public Offering were not confirmed.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com. Copies of the Prospectus Supplement and the Base Shelf Prospectus may also be obtained by contacting BMO at Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by telephone at +1-905-791-3151, ext 4312 or by email at torbramwarehouse@datagroup.ca.

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Corporation is developing the only fully-integrated source of green battery anode material in the Western World. Targeting full-scale commercial operations by early 2023, the Corporation will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the World’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
Nouveau Monde	Nouveau Monde
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those relating to the the expected use of proceeds, the closing of the previously-announced C$5 million private placement, and the “About Nouveau Monde Graphite” paragraph which essentially describes Nouveau Monde’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. Certain important estimates or assumptions by the Corporation in making forward-looking statements include. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience.

Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.group